Filed by Pentair Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair Ltd.

Commission File Number: 001-11625

On December 10, 2013, Pentair Ltd. made the following available to its employees:

Pentair Board Votes on Proposed Change

Location of Incorporation from Switzerland to Ireland

Pentair announced today that its Board of Directors has approved changing Pentair’s place of incorporation, from Switzerland to Ireland, as well as moving its tax residency to the U.K. The proposed change will need shareholder approval and a vote is anticipated sometime during the second quarter of 2014. Click here to read news release.

We will continue to have important centers of operation at our Swiss locations in Lausanne, Schaffhausen, Hombrechtikon and Baar, and changes to jobs, if any, will be minimal.

As stated in Pentair’s public filings and news release, the Board of Directors concluded that it was in the best interest of Pentair’s shareholders to make the change. The company believes the well-developed legal and regulatory system and established standards of corporate governance in Ireland will provide Pentair with advantages as a publicly traded NYSE company. Coupled with the stable and internationally competitive tax system in the U.K., Pentair believes it will help the company maintain its competitive position in the global marketplace.

Pentair’s place of incorporation changed to Switzerland following the September 2012 merger with Swiss based Tyco International’s Flow Control business. A review was conducted to determine the most appropriate and beneficial jurisdiction and tax residency for Pentair going forward.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the ability to complete the change in place of incorporation and to realize the expected benefits from such change and the change in tax residence; the ability to successfully integrate the Flow Control business and achieve expected synergies from such combination; overall global economic and business conditions; competition and pricing pressures in the markets we serve; the strength of housing and related markets; volatility in currency exchange rates and commodity prices; inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices; increased risks associated with operating foreign businesses; the ability to deliver backlog and win future project work; failure of markets to accept new product introductions and enhancements; the impact of changes in laws and regulations, including those that limit tax benefits or increase tax liabilities; the outcome of litigation and governmental proceedings; and the ability to achieve our long-term strategic operating goals. Additional information concerning these and other factors is contained in our filings with the U.S. SEC, including in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2013 and our 2012 Annual Report on Form 10-K. All forward-looking statements speak only as of the date of this communication. Pentair Ltd. assumes no obligation, and disclaims any obligation, to update the information contained in this communication.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with the proposed change in place of incorporation, Pentair plc (“Pentair-Ireland”) will file a registration statement on Form S-4 with the SEC. Such registration statement will include a proxy statement of Pentair that also constitutes a prospectus of Pentair-Ireland, and the proxy statement/prospectus will be sent to Pentair shareholders. In addition, each of Pentair and Pentair-Ireland will be filing documents with the SEC, which contain other relevant materials in connection with the proposed change in place of incorporation. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CHANGE IN PLACE OF INCORPORATION, PENTAIR AND PENTAIR-IRELAND. Shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov or at Pentair’s website at www.pentair.com. These documents (when available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, 5500 Wayzata Blvd., Suite 800, Minneapolis, MN 55416-1259 or by calling (800) 328-9626.

PARTICIPANTS IN THE SOLICITATION

Pentair and its directors and officers may be deemed to be participants in the solicitation of proxies from Pentair’s shareholders in connection with the change in place of incorporation. Information about these persons is set forth in Pentair’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and amended on February 28, 2013, and in Pentair’s proxy statement relating to its 2013 Annual General Meeting of Shareholders, as filed with the SEC on March 13, 2013.